Gemini Tea Corp.
13836 Parkland Blvd SE
Calgary, AB
T2J 3X4   Canada
Tel:           (403) 256-2066
www.geminiteas.com

June 25, 2010

Mr. Ronald E. Alper
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, DC
20549

Re:	Gemini Tea Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 25, 2010
File no. 333-165995

Dear Sir:

Thank you for your letter dated June 24, 2010.

We have undertaken to make the requested revisions and provide the requested information. Given that few revisions were necessary, we have submitted only one unmarked copy of the Registration Statement.

Related party transactions, page 23

1.	The second paragraph hereunder now reads as follows:

“Wanda Canning, our President, Chief Executive Officer, Secretary, Treasurer and Director made a non-interest bearing demand loan to the Company of $515.”

2 & 3.The Legal Opinion has been revised.

Please contact me if you require any additional information.

Thank you.

Sincerely,

Gemini Tea Corp.

/s/ Wanda Canning
Wanda Canning